EXHIBIT 99.1

NICE Announces Agreement to Sell its Intelligence Division to Elbit Systems

Ra’anana, Israel, May 21, 2015 – NICE Systems (NASDAQ: NICE) has entered into an agreement to sell its Intelligence division to Elbit Systems, for a total consideration of up to $157.9 million, subject to certain performance milestones and customary adjustments.

NICE’s Intelligence division offers solutions which provide law enforcement agencies, intelligence organizations and signal intelligence agencies with tools for generating intelligence from communications.

This divestiture will allow NICE to place greater focus on the execution of its long-term strategic plan and to focus on its core markets and business model.

“We are proud of the many years of success this division has enjoyed,” said Barak Eilam, CEO of NICE. “As we continue to execute our long-term strategic plan, we have arrived at a juncture where we believe it is in our best interest to divest Intelligence in order to focus on the company’s more synergetic, core businesses.”

Eilam continued, “We are pleased to reach this agreement with a market leader such as Elbit Systems, which I am confident will ensure the continued success and growth of this important business, and serve as a good home for the division’s customers and employees.”

Subject to certain conditions and satisfaction of terms, the transaction is scheduled to close in early Q3, 2015.

Within the structure of the agreement, NICE will receive $117.9 million in cash at the time of the closing. An additional amount of up to $40 million will be paid as earn-out, based upon the future business performance of the acquired division’s activities.

Second Quarter and Full Year 2015 Guidance:

The previous annual guidance included the Intelligence division’s full year contribution of $80 million in Non-GAAP revenue and $0.09 in Non-GAAP fully diluted earnings per share. The previous second quarter guidance included the Intelligence division’s contribution of $20 million in Non-GAAP revenue and $0.03 in Non-GAAP fully diluted earnings per share. Beginning in the second quarter 2015, the company will present its results from continued operations on a pro forma basis with Intelligence division as a discontinued operation.

As a result of this agreement, the company is revising its guidance to exclude the Intelligence division’s contribution from second quarter and full-year non-GAAP total revenues and non-GAAP fully diluted earnings per share.

The company now expects second quarter 2015 non-GAAP total revenues from its continued operations to be in a range of $229 million to $237 million (previous guidance: $249 million to $257 million), and second quarter non-GAAP fully diluted earnings per share from its continued operations to be in a range of $0.64 to $0.70 (previous guidance: $0.67 to $0.73).

The company now expects full-year 2015 non-GAAP total revenues to be in a range of $985 million to $1,005 million (previous guidance: $1,065 million to $1,085 million), and full-year non-GAAP fully diluted earnings per share to be in a range of $3.01 to $3.12 (previous guidance: $3.10 to $3.21).

The company expects the divestiture will be neutral to earnings in 2016.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.